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SCHROEDER & CO.                                                    July 29, 2003
                                                               (Revised 8.13.03)

                            THE WESTWOOD GROUP, INC.


                            FAIRNESS OPINION OUTLINE


Schroeder & Co. believes an Enterprise Value analysis based upon EBITDA multiples used in recent mergers can provide the most accurate benchmark against which to assess the fairness of the price to the holders of the Westwood Group's Common Stock or Class B Common Stock whose stock is being redeemed pursuant to the reverse stock split and the stockholders who tender one share in connection with the subsequent tender offer in the proposed transaction. An Enterprise Value calculation reflects recent market conditions for actual transactions in which a company, or enterprise, changes hands. The Westwood Group's negative EBITDA for the year ended December 31, 2002 and its continued negative EBITDA in 2003 limit the usefulness of this analysis based on current operations. However, two EBITDA analyses were performed: one using the Company's average EBITDA for the years 2000 to 2002 and one utilizing the Company's best EBITDA in the last five years (1998). Both exercises were an attempt to identify a measure of the Westwood Group's highest value in the recent past and what it might be if the Company returned to these levels of profitability. The analyses do not purport to demonstrate the Westwood Group's value under its present operating conditions or to predict future operating results.

Often, a Discounted Cash Flow analysis and a comparison of public-traded comparable companies are used as corroborating tools to an EBITDA Enterprise Value analysis.

The Company's operations in 2002 produced an operating loss and negative cash flow. Management's projections for the year ended December 31, 2003 indicate a greater loss from operations, $1,250,000, and a larger negative cash flow from operations, $598,000. At the present time, there is no indication of when or if the Westwood Group will return to a positive cash flow. These negative results and uncertain future prospects prohibit the use of Discounted Cash Flow as method of analysis.

The absence of public companies whose primary sources of operating revenue are pari-mutual wagering coupled with the Westwood Group's stock's lack of public market float, its sporadic trading activity and lack of volume, its absence of research coverage, and its restricted suitability, make public market comparisons of limited utility in establishing the stock's value.

Lacking the ability to perform evaluations based on current earnings or projected cash flows and deprived of valid comparisons to the securities of publicly-traded companies, a Liquidation Value analysis became necessary in order to provide a framework within which the fairness of the price of the proposed transaction can be weighed.

GENERAL MARKET BACKGROUND

Total M & A transactions in the U.S. market declined 17.5 % in 2002. During the same period, middle-market transactions ($1 billion or less) were down 9.3%. Transactions of less than $100 million were off approximately 8%. (Exhibit 1)

[EXHIBIT 1:  U.S. MIDDLE-MARKET M&A ACTIVITY GRAPH]

The lower levels of activity reflect both a more restrictive debt market and depressed valuations. Senior debt multiples were at 2.7 times EBITDA at the end of 2002 versus an average of 3.6 times in 1997; the equity of total capitalization has risen to 41% in 2002, nearly double the 20% average ten years ago and 30% five years ago. (Exhibit 2)
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[EXHIBIT 2: LEVERAGE MULTIPLES GRAPH]

Middle-market median acquisition multiples have fallen from 10.7 times EBITDA in 1997 to 6.7 at the end of 2002. Multiples for this segment are now at their lowest point in a decade. For transactions of less than $100 million the median EBITDA multiple currently is 5.7. (Exhibit 3 and Table A)

[EXHIBIT 3: U.S. MIDDLE-MARKET ENTERPRISE VALUE TO MEDIAN EBITDA MULTIPLES
GRAPH]

APPLICATION TO THE WESTWOOD GROUP

The Westwood Group is in the bottom quartile by transaction size in the less than $100 million category. As is demonstrated by the 1 point multiple discount paid by less than $100 million deals compared to the median multiple of the full middle market category (5.7x versus 6.7x), the smaller the transaction the lower is the EBITDA multiple expectation. The Westwood Group's size, therefore, would produce a multiple measurably below the category's 5.7 times median multiple.

A company's growth prospects have a major influence on the price and, therefore, the EBITDA multiple an acquiror is willing to pay. The Westwood Group's persistent decline in operating revenue--$21 million in 1997 to $15.8 million in 2002--would argue an EBITDA multiple in the lower range of its grouping.

The combination of small size and limited revenue growth would place the Westwood Group's multiple at a 4.0 to 5.0 times EBITDA multiple in a transaction segment whose median multiple is 5.7. The valuation which results from the selected EBITDA multiple must be discounted to reflect the fact that minority shares do not have the ability to transfer control of the Westwood Group to an acquiror and that minority shares lack the voting power to affect the decision to transfer control to a third party. In the two EBITDA based analyses, a multiple of 5 is used to produce an Enterprise Equity Value which is then subject to 25% discounts.

Below is a draft of certain proxy material in support of a fairness opinion letter.

OPINION OF SCHROEDER & CO.

    The Westwood Group engaged Schroeder & Co. to provide financial assistance and advice with respect to this proposed reverse stock split and to render a written opinion as to the fairness of the transaction price from a financial point of view, to the holders of the Westwood Group's Common Stock or Class B Common Stock whose stock is being redeemed pursuant to the reverse stock split and to the stockholders who tender one share in connection with the subsequent tender offer. Other than this engagement, Schroeder & Co. has not provided investment banking or financial advisory services to the Westwood Group or any of its officers, directors or their respective affiliates.

    Schroeder & Co. is a private investment bank, which evaluates businesses and their securities, provides financial advice in connection with mergers and acquisitions and conducts valuations for estate, corporate and other purposes. Mr. Schroeder is the President of Schroeder & Co. and a former Executive Vice President of the financial services holding company whose principal subsidiary was First of Michigan Corporation, a securities broker/dealer. The Westwood Group selected Schroeder & Co. as its financial advisor based primarily on the experience of Schroeder & Co. in the valuation of businesses and their securities and in particular, its knowledge of and experience with small public companies, such as the Westwood Group. Schroeder & Co. is not a registered broker/dealer.

    The Westwood Group did not impose any limitations on the scope of Schroeder & Co.'s investigation or the procedures followed by Schroeder & Co. in rendering its opinion.
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    On July 29, 2003, Schroeder & Co. rendered its oral opinion, which was subsequently confirmed in a writing, to the Board of Directors of the Westwood Group to the effect that, as of that date, the price of $4.00 is fair, from a financial point of view, to the holders of the Westwood Group's Common Stock or Class B Common Stock whose stock is being redeemed pursuant to the reverse stock split and the stockholders who tender one share in connection with the subsequent tender offer.

    THE FULL TEXT OF SCHROEDER & CO.'S WRITTEN OPINION, DATED JULY 29, 2003, IS ATTACHED AS EXHIBIT B TO THIS PROXY STATEMENT. YOU SHOULD READ THAT OPINION FOR A DISCUSSION OF THE PROCEDURES FOLLOWED AND FACTORS CONSIDERED IN CONNECTION WITH THE DELIVERY OF SCHROEDER & CO.'S OPINION. THE FOLLOWING IS A SUMMARY OF THAT OPINION AND THE METHODOLOGY THAT SCHROEDER & CO. USED TO RENDER ITS FAIRNESS OPINION.

    Schroeder & Co.'s advisory services and opinion were provided for the information and assistance of the Board of Directors in connection with its consideration of the reverse stock split proposal. Schroeder & Co.'s opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the reverse stock split. Schroeder & Co. was not requested to opine as to, and its opinion does not address, the underlying business decision of the Board of Directors to proceed with the reverse stock split.

    In arriving at its opinion and in performing its related financial analysis, Schroeder & Co. reviewed among other things:

        -   The Westwood Group's proposed Certificate of Amendment;

        - The Westwood Group's annual reports on Form 10-K for the past five fiscal years ended December 31, 2002;

        - The Westwood Group's quarterly report on Form 10-Q for the quarter ended March 31, 2003;

        - Other communications and information provided by the Company, including background company and industry information;

        - Market price data for the Westwood Group's stock for the past 5 years;

        - Financial analysis and forecasts prepared by the Westwood Group's management;

        - Cummings Associates reports, pro formas and presentations prepared for the Westwood Group and for others dated December 2002, and February, March, April, May and June, 2003; and

        - The Appraisal Reports of RM Bradley & Co., Inc., dated January 21, 2001, July 25, 2002 and July 16, 2003.

    During the period from Schroeder & Co.'s engagement through July 29, 2003, Mr. Schroeder had one meeting in person with Messrs. Dalton and Sarkis during which they discussed the Westwood Group's business, opportunities and prospects. In addition, there were numerous telephone conversations during this period between Messrs. Schroeder and Dalton and on one occasion, Mr. Schroeder visited and toured the Westwood Group's premises. The Westwood Group also caused certain of its legislative agents to speak with Mr. Schroeder to discuss the status of legislation to expand legalized gaming in Massachusetts.

    In addition, Mr. Schroeder examined certain publicly available business and financial information relating to industries in which the Westwood Group operates. Mr. Schroeder reviewed the financial terms of the reverse stock split proposal to holders of the Westwood Group's Common Stock or Class B Common Stock whose stock is being redeemed pursuant to the reverse stock split and the stockholders who tender one share in connection with the
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subsequent tender offer in relation to, among other things, current historical market prices and trading volumes of its common stock; historical and projected financial results and other operating data; and the Westwood Group's historical and projected capitalization and financial condition. In addition, Mr. Schroeder reviewed the financial terms of certain recent business combinations; and preformed such other studies and analyses as it considered appropriate.

    In arriving at its opinion, Schroeder & Co. assumed and relied upon the accuracy and completeness of the financial and other information used by Schroeder & Co. without assuming any responsibility for independent verification of that information, and further relied upon assurances of the Westwood Group's management that it was not aware of any fact or circumstances that would make information inaccurate or misleading. With respect to financial projections, the Westwood Group advised Schroeder & Co. that the financial projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of its management as to the future financial performance. Accordingly, Schroeder & Co. assumed that the Company would perform substantially in accordance with those projections.

    In connection with rendering its opinion, Schroeder & Co. performed certain analyses as described below. Schroeder & Co. considered four methods to evaluate the Common Stock to be redeemed: Discounted Cash Flow Analysis; Market Comparison Analysis; EBITDA Enterprise Value Analysis; and Liquidation Analysis. The Company's operations in 2002 and for the twelve months ended March 31, 2003 produced operating losses and negative cash flows. Management's projections indicate these conditions are expected to prevail for the balance of 2003. At the present time, there is no indication when or if the operations of the Westwood Group will return to a positive cash flow. These negative results and uncertain future prospects prohibit the use of Discounted Cash Flow as a method of analysis. Negative earnings also disallow Market Comparison Analysis since various earnings measurements are essential components of market price comparisons. With the constraints imposed by the Company's negative operating results, Schroeder & Co. selected two methods to evaluate the Common Stock to be redeemed pursuant to the reverse split: An Enterprise Value Analysis based on average EBITDA over the last three years and on the Company's highest EBITDA in the last five years and a Liquidation Analysis of the assets and liabilities of the Westwood Group.

    The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances and therefore, is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Schroeder & Co. considered the results of all of its analyses and did not attribute any particular weight to any analysis or factor considered by it. Accordingly, Schroeder & Co. believes that its analyses must be considered as a whole and that considering any portion of those analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

    In its analyses, Schroeder & Co. made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the estimates. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

    Schroeder & Co.'s opinion was necessarily based upon economic, financial, market and other conditions as they existed on, and could be evaluated as of the date of its opinion. In rendering its opinion, Schroeder & Co. did not give any material weight to the book value of Westwood's Common Stock. Based upon the Westwood Group's balance sheet as of June 30, 2003, the net worth of the Westwood Group was negative and the book value per share would not represent a positive value. Schroeder & Co. disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to its attention after the date of its opinion.

    Set forth below is a discussion of each of the selected financial analyses that Schroeder & Co. presented to the Board at the July 29, 2003 meeting, as updated at the August 13, 2003 meeting. Schroeder & Co. considered two methods to evaluate the fair market value of the shares, enterprise value analysis and an evaluation of the assets and liabilities of the Westwood Group on a liquidated basis. This discussion summarizes all of the procedures involving financial analysis selected and followed by Schroeder & Co. in rendering this opinion.
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    EBITDA Based Enterprise Value Analysis. Enterprise Value is a company's worth as derived by comparison to values expressed in transactions in the current merger and acquisition marketplace. Enterprise value in this analysis is a function of a multiple applied to a company's earnings before interest, taxes, depreciation and amortization (called "EBITDA") to establish a price, after certain adjustments, at which a merger would take place. Market data demonstrate a general downward trend in EBITDA multiples in acquisition transactions over the past five years from approximately 9.4 times EBITDA in 1997 to approximately
5.7 time EBITDA in 2002 for transactions under $100 million in value. At the same time, total middle-market transactions, up to $1 billion in transaction value, saw a decrease in EBITDA multiples from 10.7 in 1997 to 6.9 in 2002 indicating that smaller transactions generally took place at lower multiples.

    The Westwood Group's EBITDA for the most recent year ended December 31, 2002 and for the twelve months ended March 31, 2002 were both negative making it impossible to calculate a positive Enterprise Equity Value from these most current financial results. To compensate for these circumstances, Schroeder & Co. calculated an average EBITDA for the years 2000, 2001, and 2002 to produce an estimated Enterprise Value which reflects the Company's average earnings power over the last three years. Various discounts ranging from 25% to 45% would be appropriate to reflect the fact that minority shares do not have the ability to transfer control of the Westwood Group to an acquiror (the "control premium") and that minority shares lack the voting power to affect the decision to transfer control to a third party. Since Value per Share from the three year average EBITDA analysis is negative, no discount was applied.

Enterprise Value (in thousands expect per share data)
Fiscal 2000-2002 Average

Average EBITDA(a)                                                          $656
Multiple                                                                   5.0x

Enterprise Value                                                         $3,280
Less Net Debt(3.31.03)(b)                                                $4,888

Enterprise Equity Value                                                 ($1,608)

Fully Diluted Shares Outstanding                                      1,570,725
Value per Share                                                      $ Negative

----------

(a) EBITDA        2000      $  921
                  2001       1,135
                  2002         (87)
                            ------
                            $1,969

                                /3
                            ------
Average EBITDA              $  656


(b) Net Debt Calculation

Current maturities of LTD            $  103,027

Long Term Debt                        5,848,244

Other Long Term Liabilities             951,952
                                     ----------

Total Long Term Debt                  6,903,223

Less

Notes Receivable Officers             1,092,847

Cash From Option/Warrants Exercises     922,500
                                     ----------

Net Debt                              4,887,876

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                                     - 6 -


    An analysis was performed using the Westwood Group's highest EBITDA in the last five years (1998). This analysis resulted in a per share value of $1.55 which resulted in $1.16 per share after a 25% discount, the lowest in the range of discounts mentioned above.

                   Best Case EBITDA Enterprise Value Analysis

                                                                          (000's)
EBITDA(c)                                                                 $1,465
Multiple(d)                                                                   5x

Enterprise Value                                                          $7,325

Less Net Debt (3.31.03)                                                   $4,888

Enterprise Equity Value                                                   $2,437

Fully Diluted Shares                                                   1,570,725

Equity Per Share                                                     $1.55/Share

After 25% Discount                                                   $1.16/Share

Liquidation Analysis

If the majority of the shareholders, of the Westwood Group were to choose not to continue to operate the Company as a going concern and to undertake an orderly liquidation, the probable results per share of this action are detailed below. The most recent real estate appraisal dated July 16, 2003 performed by RM Bradley indicated a value of $13.7 million for the approximately 26.76 acres of usable property after removal of all physical structures. The appraisal indicated that a marketing period of six months to a year might be necessary to complete a sale. The analysis includes an estimate of commissions ($685,000), taxes on PP&E gain ($817,999) and cash losses during the marketing period (approximately $450,000 for six months based on management's twelve month financial forecast for the year ended December 31, 2003.) Current assets were reduced by certain prepaid expenses while other assets and intangibles were eliminated from Other Assets. Property, plant and equipment were reflected at the RM Bradley appraisal value.

The resultant value per share, $3.44, was subjected to a minority discount of 25%.


----------
(c) Best EBITDA in last five years (1998); resulting from Operating Revenue of $18,971; Operating Revenue in 2002 was $15,791, a decrease of 17%.

(d) Multiple of 5 is at top of 4 to 5 range appropriate for this size transaction. Given Revenue and Earnings trends over the last 5 years, a multiple of 4 is much more likely in a EBITDA based sale transaction.
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
AS OF MARCH 31, 2003                                                     (000'S)
Assets

Current Assets                                                           $ 1,608
Property Plant & Equipment                                                13,700
Other Assets                                                                   0
                                                                         -------
Total Assets                                                             $15,308

Liabilities

Current Liabilities                                                      $ 2,076
Long Term Debt                                                             5,848
Other Long Term Debt                                                         952
                                                                         -------
Total Liabilities                                                         $8,876

Stockholders Equity                                                        6,432
                                                                         -------
Total Liabilities & Stockholders Equity                                  $15,308

Equity Value of Net Assets                                                $6,432
Plus
Proceeds from Option & Warrant Exercise                                      923
                                                                         -------
Equity Value of Net Assets                                                $7,355
Plus Option/Warrant Proceeds

Less
Cash Loss During Marketing Period (6 mos.)                               $   450
Commissions on Sale                                                          685
Taxes on Gain on Sale                                                        818
                                                                         -------
Net Proceeds to Stockholders                                             $ 5,402

Fully Diluted Shares Outstanding                                       1,570,725

Net Assets Per Share                                                      $ 3.44

After 25% Discount                                                        $ 2.58

In performing its analyses and in arriving at its opinion of the fairness of the proposed transaction, Schroeder & Co. made assumptions about general business and economic conditions, specific industry conditions, and other matters relevant to the Company. The most significant assumption was that the greyhound racing and simulcast businesses at the Wonderland racetrack would continue to experience declining revenue and decreased profitability. In making such assumption, no consideration was given to the probability, nature or timing of the possible enactment of legislation in Massachusetts to expand legalized gaming or its possible effect on the Westwood Group or its operations.

Based upon and subject to the foregoing and based upon such other matters considered relevant, it is Schroeder & Co.'s opinion that, as of July 29, 2003, the price of $4.00, is fair, from a financial point of view to, the holders of the Westwood Group's Common Stock or Class B Common Stock whose stock is being redeemed pursuant to the reverse stock split and the stockholders who tender one share in connection with the subsequent tender offer.

[TABLE A: U.S. MIDDLE-MARKET M&A DEAL STATISTICS]